CONSULTING AGREEMENT

This Agreement (“Agreement”) is made and effective as of January 1, 2011 (“Effective Date”) by and between SONOMAWEST HOLDINGS, INC., a Delaware corporation (“Client”) and ROCKY MOUNTAIN TRUST, LLC (“Consultant”).

1.   Services and Deliverables.  Consultant shall, by and through Walker R. Stapleton, provide the following consulting services to the Client (“Services”), including, but not limited to; (i) assisting and advising the CEO in business matters; (ii) assisting and advising in establishing and managing tenant relationships at the Client’s properties; (iii) attending and participating in meetings and conference calls, and (iv) such other services as may be mutually agreed by the parties. Consultant agrees to be available to perform such Services, and agrees to faithfully, promptly and to the best of his ability perform such Services.  Consultant will determine the method, details and means of performing the Services.

2.   Fees and Payment. In consideration for the Services to be performed by Consultant, Client will pay to Consultant an hourly consulting fee of Two Hundred and Fifty Dollars ($250) per hour for all hours rendered on behalf of Client, with an annual maximum payment of One Hundred and Fifty Thousand Dollars ($150,000). Client will pay Consultant for its services within fifteen (15) days of delivery of a monthly invoice.

3.   Independent Consultant Status.  It is the express intention of the parties that Consultant is an independent consultant and not an employee, agent, joint venturer or partner of Client.  Nothing in this Agreement will be interpreted or construed as creating or establishing the relationship of employer and employee between Client and Consultant, or any employee or agent of Consultant.

4.Additional Obligations of Consultant.

a.Equipment.  Consultant will supply all tools and instrumentalities required to perform the Services under this Agreement.  Consultant is not required to purchase or rent any tools, equipment or services from Client.

b.Costs and Expenses.  Consultant is responsible for all costs and expenses incident to performing services hereunder, including but not limited to costs of equipment provided by Consultant, fees, fines, licenses, bonds, or taxes required of or imposed against Consultant as costs of doing business.  Client is not responsible for any expenses incurred by Consultant in performing services for Client, except that Client shall be responsible for all reasonable out-of-pocket travel expenses and miscellaneous expenses incurred by Consultant in performing the Services under this Agreement.

c.Indemnification.  Consultant shall be entitled to be indemnified pursuant to the indemnification provisions set forth in the Client’s Certificate of Incorporation and Bylaws, on the same basis as an executive officer of the Client.

d.Compliance With Client Policies.  Consultant specifically agrees to abide by Client’s standards and rules of conduct and general operating procedures while on Client’s premises or otherwise while performing services pursuant to this Agreement.

e.No Assignment By Consultants.  Consultant may not assign any duties or obligations under this Agreement without Client’s express written consent.

f.   Independent Contractor.  Consultant acknowledges that, as he is an independent consultant and not an employee, he is responsible for paying all required state and federal taxes. In particular, Client will not, unless required by law: (i) withhold FICA (Social Security) from Consultant’s payments; (ii) make state or federal unemployment insurance contributions on Consultant’s behalf; (iii) withhold state or federal income tax from payment to Consultant; (iv) make disability insurance contributions on behalf of Consultant; (v) obtain workers’ compensation insurance on behalf of Consultant. California Revenue and Taxation Code Section 18662 and the related regulations (18662-1 through 18662-14) require Client to withhold California income or franchise taxes from payments made to nonresident independent contractors performing services in California.

g.No Participation in Employee Welfare Benefit Plans.  Consultant further acknowledges that he is not eligible for participation in any welfare benefit plan or program available to Consultant’s employees, and that the fee for services has been established in recognition of Consultant being responsible for maintaining such welfare benefit coverage as it deems appropriate.

5.   Term and Termination.

a.Term.  This Agreement begins on the Effective Date and continues until the earlier to occur of (i) the mutual agreement of Consultant and Client to terminate the Agreement, (ii) termination in accordance with the provisions set forth below; (iii) with or without cause upon thirty (30) days prior written notice to the other party; (iv) on January 1, 2012.

b.Bankruptcy, Insolvency.  Either party may terminate this Agreement upon notice to the other party if a court having jurisdiction shall enter a decree or order for relief in respect of the other party in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereinafter in effect, or appoint a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for that other party or for any substantial part of that party’s property, or order the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive business days; or if the other party shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in any involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) for any substantial part of that other party’s property, or make any general assignment for the benefit of creditors, or shall take any action in furtherance of any of the foregoing.

c.Material Default.  If Consultant materially defaults in the performance of the Agreement or materially breaches any of the provisions and does not cure the default or breach within ten (10) days of delivery of a notice thereof from Client to Consultant, Client at its sole option may terminate the Agreement by delivering a notice to Consultant.  For purposes of this section, material default or breach includes, but is not limited to: (i) failure or refusal to perform in any material respect the Services when and as contemplated and (ii) negligence, misconduct, an act of dishonesty, or taking an action or conducting itself in a manner contrary to Client’s best business interests.

d.Payment Defaults.  If Client fails to pay Consultant fees or payment as provided herein and fails to make any required payment within ten (10) days after delivery by Consultant to Client of a late payment notice, Consultant at its sole option may terminate the Agreement by delivering a notice to Client.

e.Return of Materials.  Upon termination of this Agreement for any reason, Consultant shall return to Client all materials of any kind in Consultant’s possession relating to the Services or Client.

f.Survival.  The provisions of Sections 2(c), 3, 4, 5(e) and 6 shall survive expiration or termination of the Agreement for any reason.

6.   Confidentiality, Trade Secrets, Work for Hire and Non-Competition.

a.Nondisclosure.  Consultant recognizes that during the term of this Agreement, and in preparation therefore, he will be privy to Client’s trade secrets or proprietary or other confidential or privileged information (“Confidential Information”).  Consultant agrees to keep all Confidential Information in strictest confidence and not to disclose it except for legitimate purposes of Client and with Client’s express written consent, either during the term of this Agreement or at any time thereafter.

b.Work For Hire; Assignment of Rights.  Consultant agrees that all work Consultant performs pursuant to this Agreement, and all work which relates at the time of conception or reduction to Client’s business, and all work which results from work Consultant performs for Client, whenever performed during the term of this Agreement, and whether or not utilizing Client’s equipment, supplies, facilities or trade secret information, is considered work made for hire for Client as such term is defined in section 101 of the Copyright Act of 1976 and belongs to Client.  Consultant further agrees that in the event that this Agreement is determined not to be a work for hire agreement, Consultant will assign to Client any and all rights retained by Consultant.  All Inventions (as defined below) conceived of or made by Consultant during the term of this Agreement, which (i) are developed, in whole or part, in reliance upon or any of the Client equipment, supplies, facilities or Confidential Information, or (ii) relate to the business of the Client or the Client actual or demonstrably anticipated research or development, or (iii) result from any work performed by Consultant for the Client pursuant to this Agreement, are and shall be the sole property of the Client, whether as “works for hire” or otherwise.  Consultant hereby irrevocably assigns and transfers to the Client all of its right, title and interest in and to all such Inventions, and Consultant agrees not to disclose any such Inventions to others without the express written consent of Client.  Consultant agrees to execute such documents as Client may reasonably request reflecting such assignment and transfer.  For the purpose of this Agreement, an Invention is deemed to have been made during the term of the Agreement if, during such period, the Invention was conceived or first actually reduced to practice.  Notwithstanding anything to the contrary contained herein, this Section shall not apply to any Invention which fully qualifies under Section 2870 of the California Labor Code, to the extent that such section applies to the activities of Consultant.  For the purposes of this Section, “Invention” means any new formulae, know-how, techniques, applications, combinations, machines, methods, processes, algorithms, routines, subroutines, apparatuses, compositions of matter, compounds, designs, uses, plans or configurations of any kind, discovered, conceived, developed, made or produced, or any improvements of them, and shall not be limited to the definition of an invention contained in the United States patent laws.

7.General Provisions.

a.Notices.  Any notices given by either party may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid, or by facsimile transmission or by electronic submission, if receipt is confirmed in a commercially acceptable manner.  Mailed notices are to be addressed to the parties at the addresses below:

If to Client:	SonomaWest Holdings, Inc. 2064 Highway 116, North Sebastopol, CA 95472-2662 Attn: Chief Executive Officer

If to Consultant:	4643 South Ulster Street, 8th Floor Denver, CO 80237 United States of America Tel: (720) 228-4131

Notices will be deemed delivered: (a) upon receipt if hand delivered; (b) three (3) days after mailing if sent by mail; and (c) one (l) business day after transmission if sent by telecopier (with electronic acknowledgment of successful transmission) or express courier, to the addresses set forth above, or such other addresses as any party may notify the other parties in accordance with this Section.

b.Entire Agreement.  This Agreement supersedes any and all agreements, oral or written, between the parties with respect to rendering services by Consultant for Client, and contains all agreements between the parties.  Any modification of this Agreement is effective only if in writing signed by both parties.

c.Governing Law; Consent to Jurisdiction.  The provision of this Agreement shall be governed by and interpreted in accordance with the laws of the State of California, notwithstanding any application of any doctrine of conflicts of laws.  Each party irrevocably consents to the exclusive jurisdiction and venue of the state and federal courts located in Sonoma, California, in connection with any action to enforce the provisions of this Agreement, to recover damages or other relief for breach or default of this Agreement, or otherwise arising under or by reason of this Agreement, and agrees that service of process in any such action may be effected by the means provided in this Agreement for delivery of notices.

d.Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall constitute an original but all of which taken together shall constitute one and the same agreement.

e.Successors and Assigns.  This Agreement shall be binding upon the heirs, successors and assigns of the parties.

f.Severability.  If any provision contained in this Agreement is determined to be void, invalid or unenforceable in whole or in part for any reason whatsoever, it shall be enforced and given effect to the extent possible, such determination shall not affect or impair the validity of any other provision herein, nor the validity of this Agreement as a whole, and the remaining provisions will continue in full force provided that the essential purposes of the Agreement can be achieved without the invalid provision.

g.Amendment.  The provisions of this Agreement may be modified at any time by written agreement of the parties. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party entitled to the benefit thereof, but no such waiver shall affect or impair the right of the waiving party to require observance, performance or satisfaction either of that term or condition as it applies on a subsequent occasion or of any other term or condition.

   [Signature page follows]

IN WITNESS WHEREOF, this Consulting Agreement has been entered into as of the date and year first above written.

Consultant:

ROCKY MOUNTAIN TRUST, LLC

By: ____________________
Walker R. Stapleton, its Manager

Client:

Date:	SONOMAWEST HOLDINGS, INC.

By: ____________________
Craig R. Stapleton, Chief Executive Officer